

06017513

82-03138

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 2 October 2006 by the trustee of the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited, that the trustee purchased 769,910 ordinary shares of 2.5 pence each in BAE Systems plc at 400.1304 pence each on 2 October 2006. The shares were purchased by the Trustee in respect of awards made under the BAE Systems Performance Share Plan and the transaction took place on the London Stock Exchange. The shares are registered in the name of IFG Trust (Jersey) Limited. These shares, together with the 2,148,276 purchased on 28 September 2006 (and notified to the market on 2 October 2006) are now held in the Allocated Pool of BAE Systems ESOP Trust.

3 October 2006

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com


BAE SYSTEMS


SEC MAIL PROCESSING
RECEIVED
OCT 1 2 2006
WASH. D.C.
160
SECTION

With compliments

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

(1) Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified that Mark Ronald, a Person Discharging Managerial Responsibilities, received 85,462 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan on 2 October 2006 following the vesting of an award under that Plan. No consideration was paid on the vesting of the award. 36,283 shares were subsequently sold on 2 October 2006 at 399.347 pence each in order to fund the associated withholding tax incurred on vesting. This transaction took place on the London Stock Exchange. The retained shares have been registered in the name of Mark Ronald.

(2) Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified that Walt Havenstein, a Person Discharging Managerial Responsibilities, received 32,270 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan on 2 October 2006 following the vesting of an award under that Plan. No consideration was paid on the vesting of the award. 8,452 shares were subsequently sold on 2 October 2006 at 399.347 pence each in order to fund the associated withholding tax incurred on vesting. This transaction took place on the London Stock Exchange. The retained shares have been registered in the name of Vidacos Nominees Limited A/C SSB1.

3 October 2006